UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                                NetCurrents, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   64110J 10 1

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                                 (CUSIP Number)

                                December 31, 1999

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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

|X| Rule13d-1(b)
| | Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64110J 10 1             13G/A             Page 2 of 11 Pages


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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Joseph Stevens & Company, Inc. (successor to Joseph Stevens & Company, L.P.)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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                           5    SOLE VOTING POWER

       NUMBER OF                400,266 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  400,266 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,266 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.1% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         BD

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CUSIP NO.  64110J 10 1             13G/A             Page 3 of 11 Pages

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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Joseph Sorbara

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                424,266 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  424,266 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         424,266 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.2% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         IN

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CUSIP NO. 64110J 10 1             13G/A             Page 4 of 11 Pages


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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steven Markowitz

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                410,266 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  410,266 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        410,266 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.2% of shares of Common Stock.  See Item 4.

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   12    TYPE OF REPORTING PERSON*

         IN

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CUSIP NO.  64110J 10 1             13G/A             Page 5 of 11 Pages

ITEM 1(A). NAME OF ISSUER:

           NetCurrents, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           9720 Wilshire Boulevard, Suite 700
           Los Angeles, California  90212


ITEM 2(A). NAME OF PERSONS FILING:

           Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           The principal business address for each of
           Joseph Stevens & Company, Inc. and Messrs. Sorbara
           and Markowitz is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

ITEM 2(C). CITIZENSHIP:

           Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

           64110J 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)       |X| Broker or Dealer registered under Section 15 of the
                    Exchange Act.

      (b)       |_| Bank as defined in section 3(a)(6) of the Exchange Act.

      (c)       |_| Insurance  Company as defined  in section  3(a)(19) of
                    the Exchange Act.

      (d)       |_| Investment  Company  registered under section 8 of  the
                    Investment Company Act.

      (e)       |_| An investment advisor in  accordance  with   Rule
                    13d-1(b)(1)(ii)(E);

      (f)       |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO.  64110J 10 1             13G/A               Page 6 of 11 Pages

      (g)       |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

      (h)       |_| A savings association as defined in Section  3(b) of the
                    Federal Deposit Insurance Act;

      (i)       |_| A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14)of the Investment Company Act;

      (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           As of December 31, 1999, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 200,000 units, each unit consisting of one and one-third shares of Common Stock and two-thirds of a redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on September 12, 1997. Additionally, Joseph Stevens & Company, Inc. held 266 shares of Common Stock in its market making account on December 31, 1999. As of December 31, 1999, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Therefore, as of December 31, 1999, Joseph Stevens & Company, Inc. beneficially owned 400,266 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

          As of December 31, 1999, Mr. Joseph Sorbara owned 24,000 Redeemable Warrants held with his spouse as joint tenants. Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1999. Based upon the foregoing, as of December 31, 1999, Mr. Sorbara beneficially owned 424,266 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1999, Mr. Steven Markowitz owned 10,000 Redeemable Warrants. Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. Additionally, Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1999. Based upon the foregoing, as of December 31, 1999, Mr. Markowitz beneficially owned 410,266 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

       (b) Percent of Class:

           As of December 31, 1999, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 400,266 shares of Common
           Stock, which constituted approximately 3.1% of the shares of Common Stock outstanding (based upon 13,117,737 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB/A for the quarterly period ended September 30, 1999).

           As of December 31, 1999, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 424,266 shares of Common Stock, which constituted approximately 3.2% of the shares of Common Stock outstanding (based upon 13,117,737 shares of Common Stock

CUSIP NO. 64110J 10 1            13G/A             Page 7 of 11 Pages

           outstanding as reported in the Issuer's Form 10-QSB/A for the quarterly period ended September 30, 1999).

           As of December 31, 1999, Mr. Steven Markowitz was the beneficial owner of an aggregate of 410,266 shares of Common Stock, which constituted approximately 3.2% of the shares of Common Stock outstanding (based upon 13,117,737 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB/A for the quarterly period ended September 30, 1999).

       (c) Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote:

                As of December 31, 1999, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 400,266 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Joseph Sorbara had sole power to vote or direct the vote of 424,266 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Steven Markowitz had sole power to vote or direct the vote of 410,266 shares of Common Stock.
                See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not applicable.

           (iii)Sole power to dispose or to direct the disposition of:

                As of December 31, 1999, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 400,266 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Joseph Sorbara had sole power to dispose or to direct the disposition of 424,266 shares of Common Stock.
                See Item 4(a) above. As of December 31, 1999, Steven Markowitz had sole power to dispose or to direct the disposition of 410,266 shares of Common Stock. See Item
                4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           [X]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

CUSIP NO. 64110J 10 1            13G/A             Page 8 of 11 Pages


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 64110J 10 1              13G/A            Page 9 of 11 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 2000
                                        ------------------------------
                                                  (Date)


                                         JOSEPH STEVENS & COMPANY, INC.

                                             /s/ Joseph Sorbara
                                        -------------------------------
                                                 Joseph Sorbara
                                            Chief Executive Officer



                                             February 11, 2000
                                        ------------------------------
                                                  (Date)

                                             /s/ Joseph Sorbara
                                        -------------------------------
                                               (Signature)


                                                Joseph Sorbara
                                        -------------------------------
                                                  (Name)


                                           February 11, 2000
                                        ------------------------------
                                                  (Date)

                                            /s/ Steven Markowitz
                                        -------------------------------
                                               (Signature)


                                               Steven Markowitz
                                        -------------------------------
                                                  (Name)

CUSIP NO. 64110J 10 1              13G/A               Page 10 of 11 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                     TITLE:            SEQUENTIALLY NUMBERED PAGE
                                                    ON WHICH EXHIBIT BEGINS

   1.           Joint Filing Agreement pursuant              11
                to Rule 13d-1(f)(1) under the
                Securities Exchange Act of 1934,
                as amended, among Joseph Stevens
                & Company, Inc., Mr. Joseph
                Sorbara and Mr. Steven Markowitz

CUSIP NO. 64110J 10 1              13G/A               Page 11 of 11 Pages


                                    EXHIBIT 1

         Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

               Each of the  undersigned hereby agrees  to be included in the filing of the Schedule 13G dated February 11, 2000 with respect to the issued and outstanding Common Stock of The Producers Entertainment Group Ltd. beneficially owned by each of the undersigned, respectively.


  Dated: February 11, 2000

                                              Joseph Stevens & Company, Inc.


                                                     /s/ Joseph Sorbara
                                              -----------------------------
                                                       Joseph Sorbara
                                                    Chief Executive Officer


                                                   /s/ Joseph Sorbara
                                              -----------------------------
                                                       Joseph Sorbara



                                                   /s/ Steven Markowitz
                                                ----------------------------
                                                       Steven Markowitz